Exhibit 21.1

SUBSIDIARIES OF INCONTACT, INC.

Name of Entity	State or Jurisdiction
Buyers United – Virginia, Inc.	Virginia
MyACD, Inc.	Utah
inContact Consulting and Commercial Services, LLC	Utah
inContact EMEA, LLC	Utah
inContact Limited	United Kingdom
inContact Philippines, Inc.	Philippines
inContact Bolivia S.R.L.	Bolivia
inContact SA, LLC	Utah
CallCopy, Inc.	Delaware
AC2 Solutions, Inc.	Delaware